Exhibit 2.5

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE JULY 18, 2023

AMENDED AND RESTATED
PROMISSORY NOTE

Toronto, Ontario
March 17, 2023

CDN$7,000,000

Recitals

A. Pursuant to that certain commitment letter dated November 18, 2022 between the undersigned, Premium Nickel Resources Ltd. (the “Borrower”), and Pinnacle Island LP (the “Lender”) (as same may be amended, restated, supplemented or otherwise modified or replaced from time to time, the “Commitment Letter”), the Borrower issued to the Lender a promissory note dated November 25, 2022 (the “Original Promissory Note”) in the principal amount of CDN$7,000,000.

B. Pursuant to the Commitment Letter, the Borrower agreed to issue 119, 229 common share purchase warrants to the Lender, which warrants are evidenced by that certain warrant certificate to purchase common shares dated November 25, 2022 bearing certificate number BW-1 (the “Existing Warrant Certificate”).

C. Pursuant to a notice of extension dated February 14, 2023 the Borrower notified the Lender of its election to extend the “Maturity Date” of the Original Promissory Note to March 22, 2023.

D. The Borrower and the Lender have agreed to the issuance of this amended and restated promissory note (this “Note”) in order to amend and restate the Original Promissory Note, without novation.

1.	Promise to Pay

FOR VALUE RECEIVED the Borrower unconditionally promises to pay to the Lender, its successors (including any successor by reason of amalgamation) and assigns, or to its order, at its offices at 95 Wellington Street West, Suite 2101, PO Box 55, Toronto, Ontario, Canada M5J 2N7 (or at such address as the Lender shall notify the Borrower), in lawful money of Canada, the amount of seven million dollars (CDN$7,000,000) (the “Principal Amount”) together with interest on the Principal Amount outstanding from time to time and fees payable hereunder (collectively the “Outstanding Amount”). The Outstanding Amount shall be due and paid on November 24, 2023 (the “Maturity Date”); provided, however, that if the Borrower does not pay the Outstanding Amount on the Maturity Date and the Lender in its sole discretion waives the resulting Event of Default (as such term is defined in the Commitment Letter), the Outstanding Amount shall thereafter be payable on demand.

2.	Interest

The Principal Amount outstanding at any time, and from time to time, and any overdue interest, shall bear interest at 10% per annum, both before and after demand, default and judgment. Such interest shall be calculated monthly in arrears and payable on the Maturity Date. Upon the occurrence of an Event of Default, all accrued and unpaid interest shall immediately become due and payable unless the Lender decides, in its sole discretion that such interest shall instead be payable upon demand by the Lender.

3.	Warrants

In consideration for the Lender agreeing to the amendment and restatement of the Original Promissory Note by this Note, the Existing Warrant Certificate shall be cancelled and concurrent with such cancellation the Borrower shall issue 350,000 common share purchase warrants to the Lender, with each such warrant (i) exercisable to acquire one common share of the Borrower at a price of $1.75 for a period of one (1) year from the date of this Note and (ii) to be evidenced by a warrant certificate in the Lender’s standard form.

4.	Amendment & Restatement Fee

As additional consideration for the Lender agreeing to the amendment and restatement of the Original Promissory Note this Note (and, for certainty, in addition to the payment of the “Structuring Fee” (as such term is defined in the Original Promissory Note)), the Borrower agrees to pay a fee to the Lender in an amount equal to $225,000 (the “Amendment & Restatement Fee”). The Amendment & Restatement Fee shall be fully earned as of the date of this Note and shall be paid within ten (10) days from the date of this Note.

5.	Criminal Rate of Interest

In no event shall the aggregate “interest” (as defined in Section 347 (the “Criminal Code Section”) of the Criminal Code (Canada)) payable to the Lender under this Note exceed the effective annual rate of interest lawfully permitted under the Criminal Code Section. Further, if any payment, collection or demand pursuant to this Note in respect of such “interest” is determined to be contrary to the provisions of the Criminal Code Section, such payment, collection, or demand shall be deemed to have been made by mutual mistake of the Lender and Borrower and such “interest” shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law or so result in the receipt by the Lender of interest at a rate not in contravention of the Criminal Code Section.

6.	Interest Act (Canada)

Each interest rate which is calculated under this Note on any basis other than a full calendar year (the “deemed interest period”) is, for the purposes of the Interest Act (Canada), equivalent to a yearly rate calculated by dividing such interest by the actual number of days in the deemed interest period, then multiplying such result by the actual number of days in the calendar year (365 or 366).

7.	Prepayment

When not in default under this Note, the Borrower shall be entitled to prepay all or any portion of the Principal Amount outstanding. Any prepayment shall be in a minimum amount of $500,000 and in an integral multiple of $100,000.

8.	Acceleration upon Default

Upon the occurrence of an Event of Default, the entire Outstanding Amount shall, at the option of the Lender, automatically become immediately due and payable.

9.	Application of Payments

Any payments in respect of amounts due under this Note shall be applied first in satisfaction of any accrued and unpaid interest, then to any fees, and then to the Principal Amount outstanding.

10.	Waiver by the Borrower

The Borrower waives demand, presentment for payment, notice of non-payment, notice of dishonour, notice of acceleration, and notice of protest of this Note. The Borrower also waives the benefit of any days of grace, the benefits of division and discussion and the right to assert in any action or proceeding with regard to this Note any setoffs or counterclaims which the Borrower may have against the Lender.

11.	No Waiver by the Lender

Neither the extension of time for making any payment which is due and payable under this Note an any time or times, nor the failure, delay, or omission of the Lender to exercise or enforce any of its rights or remedies under this Note, shall constitute a waiver by the lender of its right to enforce any such rights and remedies subsequently. The single or partial exercise of any such right or remedy shall not preclude the Lender’s further exercise of such right or remedy or any other right or remedy.

12.	Amendment and Restatement Without Novation

This Note amends, restates and supersedes in its entirety, the Original Promissory Note. This Note shall not be deemed to be a discharge, rescission, extinguishment, novation or substitution of any amount (principal, interest or otherwise) owing under the Original Promissory Note, each of which amounts so owing shall continue to be owing under this Note and shall be the same obligation and not a new obligation. Any references to the “Promissory Note” or any similar reference contained in the Commitment Letter or any document relating thereto or to the Original Promissory Note shall be deemed to refer to this Note without further amendment of such documents. Without limiting the generality of the foregoing, this Note constitutes a “Loan Document” (as such term is defined in the Commitment Letter) and all liabilities, indebtedness and obligations of the Borrower arising hereunder comprise part of the “Obligations” (as such term is defined in the Commitment Letter).

13.	Governing Law and Successors

This Note is made under and shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein, and shall enure to the benefit of the Lender and its successors and assigns, and shall be binding on the Borrower and its successors and permitted assigns.

PREMIUM NICKEL RESOURCES LTD.

By:	/s/ Timothy Moran
Name:	Timothy Moran
Title:	Chief Legal Officer & Corporate Secretary